SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
July 25, 2008
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

This Report on Form 6-K dated July 25, 2008, contains a quarterly report of Infineon Technologies AG for the Company’s third quarter of the 2008 fiscal year.

News Release / Presseinformation
KEY FIGURES FOR THE THIRD QUARTER OF THE 2008 FISCAL YEAR
•	For the third quarter of the 2008 fiscal year, Infineon reported revenues of Euro 1,029 million. Infineon EBIT was Euro 71 million, compared to Euro 36 million in the prior quarter. Infineon EBIT included a net gain of Euro 41 million in the third quarter, mainly in connection with the sale of its Hard Disk Drive business, and net charges of Euro 8 million in the second quarter. For the third quarter, net income from continuing operations was Euro 45 million or Euro 0.06 per share (basic and diluted).
•	The net loss from discontinued operations was Euro 637 million for the third quarter. This loss included Infineon’s share in Qimonda’s net loss, as well as charges of Euro 411 million from the write-down of Qimonda to its estimated fair value less costs to sell. Basic and diluted loss per share from discontinued operations was Euro 0.85.
•	For the third quarter, Infineon reported group net loss of Euro 592 million, and basic and diluted loss per share of Euro 0.79.

	3 months		3 months		3 months
	ended	year-on-year	ended	sequential	ended
in Euro million	Jun 30, 07	+/- in %	Mar 31, 08	+/- in %	Jun 30, 08
Revenues	1,011	2%	1,049	(2%)	1,029

Infineon EBIT	13	+++	36	97%	71

Income (loss) from continuing operations	(10)	+++	19	+++	45

Loss from discontinued operations, net of tax	(187)	- - -	(1,390)	54%	(637)

Net loss	(197)	- - -	(1,371)	57%	(592)

Basic and diluted earnings (loss) per share from continuing operations	(0.01)	+++	0.03	+++	0.06

Basic and diluted loss per share from discontinued operations	(0.25)	- - -	(1.85)	54%	(0.85)

Basic and diluted loss per share (in Euro)	(0.26)	- - -	(1.82)	57%	(0.79)

With the reclassification of Qimonda’s assets and liabilities as “held for disposal”, effective March 31, 2008, the individual line items in Infineon’s condensed consolidated statements of operations, including “Revenues”, reflect Infineon’s continuing operations without Qimonda. All results relating to Qimonda are reported in the line item “Income (loss) from discontinued operations, net of tax”. The definition of EBIT excludes Qimonda, and is referred to as “Infineon EBIT”.

Infineon EBIT included a net gain of Euro 41 million in the third quarter, mainly in connection with the sale of the Hard Disk Drive business to LSI, and net charges of Euro 8 million in the second quarter, mainly in connection with restructuring.
OUTLOOK FOR FOURTH QUARTER OF THE 2008 FISCAL YEAR
•	Infineon expects revenues for the fourth quarter to increase by a mid single-digit percentage compared to the third quarter. Infineon EBIT excluding net gains or charges is anticipated to remain stable or decline slightly compared to the prior quarter. In connection with the company‘s IFX10+ cost-reduction program, net charges are expected to be significant in the fourth quarter.
•	Revenues for the fourth quarter in the Automotive, Industrial & Multimarket segment are expected to increase by a mid single-digit percentage sequentially, with segment EBIT margin of 9 to 10 percent excluding net gains or charges. Revenues in the Communication Solutions segment are expected to increase and range between Euro 330 million and Euro 350 million. Segment EBIT loss, excluding net gains or charges, is anticipated to improve driven by the revenue increase.

News Release / Presseinformation
Infineon reports results for the third quarter of the 2008 fiscal year
Neubiberg, Germany – July 25, 2008 – Infineon Technologies AG (FSE/NYSE:IFX) today reported results for the third quarter of the 2008 fiscal year, ended June 30, 2008.
Infineon’s revenues in the third quarter of the 2008 fiscal year were Euro 1,029 million, down two percent sequentially and up two percent year-over-year. The sequential decline reflects a decrease of revenues in the Automotive, Industrial & Multimarket segment. Excluding effects from currency fluctuations, primarily between the U.S. dollar and the Euro, and acquisitions and divestitures, revenues increased one percent sequentially and six percent year-over-year.
Infineon EBIT was Euro 71 million in the third quarter, up from Euro 36 million in the prior quarter. Infineon EBIT in the third quarter included a net gain of Euro 41 million, mainly in connection with the sale of the Hard Disk Drive (HDD) business to LSI. Infineon EBIT in the third quarter also included Euro 7 million for the amortization of acquisition-related intangible assets related mainly to the business acquired from LSI. Infineon EBIT in the second quarter included net charges of Euro 8 million, and Euro 5 million in amortization of such acquired intangible assets. For additional detail on net gains and charges included in Infineon EBIT, please see the table on page 9 of this release.
Net income from continuing operations for the third quarter was Euro 45 million, resulting in basic and diluted earnings per share of Euro 0.06. For the second quarter, net income from continuing operations was Euro 19 million, and basic and diluted earnings per share were Euro 0.03.
The net loss from discontinued operations was Euro 637 million for the third quarter. This loss included Infineon’s share in Qimonda’s net loss, as well as charges of Euro 411 million from the write-down of Qimonda to its estimated fair value less costs to sell. Basic and diluted loss per share from discontinued operations was Euro 0.85.

For the third quarter, Infineon reported group net loss of Euro 592 million, and basic and diluted loss per share of Euro 0.79.
From March 31, 2008, the financial reports of Infineon focus on the ongoing operations of the company. As a result, the assets and liabilities of Qimonda have been reclassified as held for disposal in the condensed consolidated balance sheets, and the individual line items in the condensed consolidated statements of operations reflect the results of Infineon’s segments excluding Qimonda. The results of operations of Qimonda are reported in one line item titled “Income (loss) from discontinued operations, net of tax”. In addition, earnings per share as well as the statements of cash flows differentiate between “continuing” and “discontinued” operations.
Infineon’s outlook for the fourth quarter of the 2008 fiscal year
For the fourth quarter of the 2008 fiscal year, Infineon expects revenues to increase by a mid single-digit percentage compared to the third quarter. However, the company notes that market risks in general are likely to rise and that the persistent weakness of the U.S. dollar against the Euro is adding to normal price declines in the company’s markets. The company anticipates Infineon EBIT, excluding net gains or charges, to remain stable or decline slightly. Infineon EBIT in the fourth quarter will include temporarily increased costs, as shipments of DRAM wafers out of Infineon’s 200-millimeter wafer facility in Dresden, Germany, to Qimonda came to an end in the third quarter. In connection with the company‘s IFX10+ cost-reduction program, the company expects to record significant net charges in the fourth quarter.
Infineon’s cost-reduction program IFX 10+
Addressing rising risks in the current market environment, adverse currency trends as well as below benchmark margins, Infineon has implemented its cost-reduction program “IFX10+” in the third quarter of the 2008 fiscal year. From the third quarter of the 2008 fiscal year to the fourth quarter of the 2009 fiscal year, assuming a continuation of current market conditions and an exchange rate of U.S. dollar 1.55 against the Euro, IFX10+ is expected to yield at least Euro 200 million of annualized savings.
To achieve those cost savings, measures have been defined in the following areas:
o	Product portfolio management to eliminate unprofitable or insufficiently profitable product families and to increase efficiency in Research & Development (R&D)

o	Reduction of manufacturing costs and optimization of the value chain

o	Improved efficiency of processes and tasks in the fields of G&A, R&D and marketing & sales

o	Re-organization of the company’s structure along its target markets. Effective October 1, 2008, Infineon will be organized into five divisions: Automotive, Chipcard & Security, Industrial & Multimarket, Wireline Communications and Wireless Solutions.
Taking into account the levels of risk in the current market conditions, the adverse foreign exchange rate development and the requirements of the re-organization of the company, headcount reductions will be inevitable. Infineon must adapt its size to today’s market conditions. In the course of the implementation of these measures, it will be necessary to reduce headcount by a gross figure of approximately 3,000 employees. This figure refers to all sites, functions and levels across the company.
“Third quarter results illustrate that we are driving growth and margins in our core business. On a year-over-year comparison, both revenues and Infineon EBIT improved, despite a 21 cent weakening of the U.S. dollar against the Euro”, said Peter Bauer, CEO of Infineon Technologies AG. “As we seek to continue on this path despite adverse exchange rate trends and increasing risks in the overall economic environment, we have implemented our IFX10+ cost-reduction program and have accelerated all activities of cost reduction and margin improvement. Within five quarters, we expect to realize at least Euro 200 million in annualized savings that should pave the way for continued profitability and EBIT margin improvement.”
Additional details concerning the outlook can be found in the segments’ sections below.
Segments’ third quarter performance and outlook
Automotive, Industrial & Multimarket (AIM)

Bars:	Revenues in millions of Euro;
Line:	Reported EBIT margin in percent with
segment EBIT in millions of Euro.

In the third quarter of the 2008 fiscal year, the Automotive, Industrial & Multimarket segment reported revenues of Euro 712 million, down 4 percent sequentially and 5 percent year-over-year. The sequential decline was mostly due to the impact of the weakening U.S dollar, the weak U.S. automotive business and the deconsolidation of the HDD business, effective April 25, 2008. Excluding the effects of currency fluctuations, primarily between the U.S. dollar and the Euro, and acquisitions and divestitures, segment revenues decreased one percent sequentially and rose five percent year-over-year. Segment EBIT was Euro 106 million compared to Euro 69 million in the second quarter. Included in the segment’s EBIT for the third quarter of the 2008 fiscal year was a net gain of Euro 43 million, primarily resulting from the sale of the HDD business to LSI. Net gains and charges included in the segment EBIT for the second quarter were negligible. In the third quarter, Infineon has acquired Primarion, a digital power company headquartered in California.
Results in the Automotive business decreased compared to the prior quarter as ongoing weakness in demand from U.S. car manufacturers could not be offset by continued solid demand in the European and Asian markets. In the Industrial & Multimarket business, revenues were relatively flat compared to the last quarter, despite a more moderate environment in the consumer, computing and telecom markets. Demand for high-power products remained strong. The results of the Security & ASICs business decreased compared to the second quarter, as anticipated, mostly due to the expected normalization in demand for chip card ICs as well as the deconsolidation of the HDD business following its sale to LSI.
Automotive, Industrial & Multimarket’s outlook for the fourth quarter of 2008 fiscal year
In the fourth quarter of the 2008 fiscal year, Infineon expects revenues of its Automotive, Industrial & Multimarket segment to increase by a mid single-digit percentage compared to the third quarter. The increase will be driven mostly by normal seasonality in the industrial & multimarket business. Segment EBIT margin is expected to be in the range of 9 to 10 percent, excluding net gains or charges.
Revenues in the segment’s Automotive business are expected to remain broadly unchanged compared to the third quarter despite continued weakness in the U.S. automotive market. Revenues in the Industrial & Multimarket business are anticipated to increase. Results in the Security & ASICs business are anticipated to increase slightly compared to the prior quarter, driven by the chip card IC business. The ASIC business is expected to remain flat sequentially.

]

Communication Solutions (COM)

Bars:	Revenues in millions of Euro;
Line:	Reported EBIT margin in percent with
segment EBIT in millions of Euro.
In the third quarter of the 2008 fiscal year, revenues in the Communication Solutions segment were Euro 313 million, up 4 percent compared to the prior quarter and up 21 percent year-over-year. Excluding the effects of currency fluctuations, primarily between the U.S. dollar and the Euro, and the contributions from the mobile phone business acquired from LSI and the DSL CPE activities acquired from Texas Instruments, segment revenues increased eight percent sequentially and nine percent year-over-year. Segment EBIT for the third quarter was negative Euro 30 million, compared to negative Euro 29 million in the prior quarter. Despite the positive effect of the revenue increase, segment EBIT was held back by customization expenses relating to the ramp of new mobile phone platforms. Segment EBIT contained no significant net gains or charges in either quarter. Included in the segment EBIT for the third quarter was amortization of acquired intangible assets of Euro 7 million relating mainly to the mobile phone business acquired from LSI, compared to Euro 5 million for the second quarter.
In the wireless business, revenues increased compared to the second quarter, mainly due to the ramp-up of the HSDPA mobile phone platform. Results in the broadband business increased slightly, driven by the infrastructure business.
Communication Solutions’ outlook for the fourth quarter of the 2008 fiscal year
In the fourth quarter of the 2008 fiscal year, revenues in the Communication Solutions segment are expected to increase to a range of Euro 330 million to Euro 350 million. This increase reflects mainly the continued ramp-up of the company’s HSDPA mobile platform solutions. The broadband business is anticipated to remain broadly unchanged compared to the third quarter. Segment EBIT loss, excluding net gain or charges, is expected to improve, driven by the revenue increase.

Other Operating Segments / Corporate and Eliminations

	3 months ended
Revenues in Euro million	Jun 30, 07	Sep 30, 07	Dec 31, 07	Mar 31, 08	Jun 30, 08
Other Operating Segments	54	45	38	39	15
Corporate and Eliminations	(54)	(50)	(47)	(33)	(11)

	3 months ended
EBIT in Euro million	Jun 30, 07	Sep 30, 07	Dec 31, 07	Mar 31, 08	Jun 30, 08
Other Operating Segments	(2)	(2)	(4)	–	1
Corporate and Eliminations	(25)	(26)	(13)	(4)	(6)
EBIT in Other Operating Segments and Corporate and Eliminations in the third quarter did not include any significant net gains or charges. In the second quarter, EBIT in these segments included charges of Euro 8 million, mainly in connection with restructuring.
Other Operating Segments / Corporate and Elimination’s outlook for the fourth quarter of the 2008 fiscal year
In the fourth quarter, Infineon expects revenues in Other Operating Segments to decline compared to the third quarter as shipments of DRAM wafers out of Infineon’s 200-millimeter wafer facility in Dresden to Qimonda came to an end in the third quarter. EBIT excluding net gains or charges for Other Operating Segments and Corporate and Eliminations combined is anticipated to be approximately negative Euro 20 million. Included in the combined EBIT will be temporarily increased costs in connection with the 200-millimeter wafer facility in Dresden. In connection with the company‘s IFX10+ cost-reduction program, net charges are expected to be significant in the fourth quarter.
Qimonda
In preparation for the ultimate disposal of Qimonda AG, Infineon has reclassified the assets and liabilities of Qimonda as held for disposal in its condensed consolidated balance sheets beginning on March 31, 2008. With this decision, the individual line items in the condensed consolidated statements of operations on page 8 of this release reflect Infineon’s continuing operations without Qimonda. All results relating to Qimonda are reported in the line item “Income (loss) from discontinued operations, net of tax”.
For the third quarter, the net loss from discontinued operations was Euro 637 million. This loss included Infineon’s share in Qimonda’s net loss, as well as charges of Euro 411 million from the write-down of Qimonda to its estimated fair value less costs to sell. Basic and diluted loss per share from discontinued operations was Euro 0.85 for the third quarter. Infineon’s beneficial ownership interest in Qimonda as of June 30, 2008 was 77.5 percent.

Major business highlights of Infineon’s segments in the third quarter of the 2008 fiscal year can be found in this document after the financial tables.
All figures are preliminary and unaudited.
Analyst and press telephone conferences
Infineon Technologies AG will conduct a telephone conference (in English only) with analysts and investors on July 25, 2008, at 10:00 a.m. Central European Summer Time (CEST), 4:00 a.m. Eastern Daylight Time (U.S. EDT), to discuss operating performance during the third quarter of the 2008 fiscal year. In addition, the Infineon Management Board will host a telephone conference with the media at 11:30 a.m. (CEST), 5:30 a.m. (U.S. EDT). It can be followed in German and English over the Internet. Both conferences will be available live and for download on the Infineon web site at http://corporate.infineon.com.
IFX financial calendar (*preliminary date)
➢      Dec 03, 2008* Earnings Release for the Fourth Quarter and Full 2008 Fiscal Year
➢      Feb 12, 2009* Annual General Meeting of Shareholders
New in the IFX pod cast section at www.infineon.com/podcast
➢      Fixed Mobile Convergence
➢      Exploring exposure: sophistication of the exposure process in the semiconductor industry

FINANCIAL INFORMATION
According to U.S. GAAP — Preliminary and Unaudited
Condensed Consolidated Statements of Operations

	3 months ended			9 months ended
in Euro million	Jun 30, 07	Mar 31, 08	Jun 30, 08	Jun 30, 07	Jun 30, 08

Net sales	1,011	1,049	1,029	2,947	3,168
Cost of goods sold	(676)	(681)	(666)	(1,981)	(2,048)

Gross profit	335	368	363	966	1,120

Research and development expenses	(196)	(181)	(181)	(577)	(568)
Selling, general and administrative expenses	(124)	(136)	(145)	(365)	(418)
Restructuring charges	(20)	(6)	(2)	(42)	(11)
Other operating income, net	18	2	43	22	75

Operating income	13	47	78	4	198

Interest expense, net	(12)	(10)	(12)	(33)	(28)
Equity in earnings of associated companies, net	—	2	1	—	3
Other non-operating income (expense), net	2	(6)	(1)	14	(5)
Minority interests	(2)	(7)	(7)	(6)	(24)

Income (loss) before income taxes , discontinued operations, and extraordinary loss	1	26	59	(21)	144

Income tax expense	(11)	(7)	(14)	(44)	(35)

Income (loss) from continuing operations	(10)	19	45	(65)	109

Income (loss) from discontinued operations, net of tax	(187)	(1,390)	(637)	12	(2,468)

Loss before extraordinary loss	(197)	(1,371)	(592)	(53)	(2,359)

Extraordinary loss, net of tax	—	—	—	(35)	—

Net loss	(197)	(1,371)	(592)	(88)	(2,359)

Basic and diluted earnings (loss) per share*:
Shares in millions

Weighted average shares outstanding — basic and diluted	749	750	750	748	750

Basic and diluted earnings (loss) per share from continuing operations	(0.01)	0.03	0.06	(0.09)	0.15

Basic and diluted earnings (loss) per share from discontinued operations	(0.25)	(1.85)	(0.85)	0.01	(3.30)

Basic and diluted loss per share from extraordinary loss	—	—	—	(0.04)	—

Basic and diluted loss per share (in Euro)	(0.26)	(1.82)	(0.79)	(0.12)	(3.15)

*	Quarterly earnings (loss) per share may not add up to year-to-date earnings (loss) per share due to rounding.
Infineon EBIT
Infineon EBIT is defined as earnings (loss) before income (loss) from discontinued operations, net of tax, and before interest and taxes. The Company’s management uses Infineon EBIT, among other measures, to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. The Company reports Infineon EBIT because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate operating segments. Because many operating decisions, such as allocations of resources to individual projects, are made on a basis for which the effects of financing the overall business and of taxation are of marginal relevance, management finds a metric that excludes the effects of interest on financing and tax expense useful. In addition, in measuring operating performance, particularly for the purpose of making internal decisions, such as those relating to personnel matters, it is useful for management to consider a measure that excludes items over which the individuals being evaluated have minimal control, such as enterprise-level taxation and financing.
Infineon EBIT is determined as follows from the condensed consolidated statements of operations, without adjustment to the US GAAP amounts presented:

	3 months ended			9 months ended
in Euro million	Jun 30, 07	Mar 31, 08	Jun 30, 08	Jun 30, 07	Jun 30, 08

Net loss	(197)	(1,371)	(592)	(88)	(2,359)
- (Income) loss from discontinued operations, net of tax	187	1,390	637	(12)	2,468
- Income tax expense	11	7	14	44	35
- Interest expense, net	12	10	12	33	28

Infineon EBIT	13	36	71	(23)	172

Infineon Net Gains and Charges
Net gains and charges for Infineon generally include asset impairments, restructuring and other related closure costs, in-process research and development write-offs, certain litigation settlement costs, and gains (losses) on sales of assets, businesses, or interests in subsidiaries as well as other expense or income positions.

	3 months ended			9 months ended
in Euro million	Jun 30, 07	Mar 31, 08	Jun 30, 08	Jun 30, 07	Jun 30, 08

Impairments, restructuring and other related closure costs	(20)	(8)	(2)	(73)	(13)
In-process research and development write-offs	—	—	—	—	(14)
Net gains on sales of assets, businesses or interests in subsidiaries	17	—	43	18	71
Other	—	—	—	21	—

Net gains (charges)	(3)	(8)	41	(34)	44

Segment Results

	3 months ended			9 months ended
Net sales in Euro million	Jun 30, 07	Jun 30, 08	+/- in %	Jun 30, 07	Jun 30, 08	+/- in %

Automotive, Industrial & Multimarket	752	712	(5)	2,203	2,196	- - -
Communication Solutions	259	313	21	733	971	32
Other Operating Segments(1)	54	15	(72)	174	92	(47)
Corporate and Eliminations(2)	(54)	(11)	80	(163)	(91)	44

Total	1,011	1,029	2	2,947	3,168	7

	3 months ended			9 months ended
Infineon EBIT in Euro million	Jun 30, 07	Jun 30, 08	+/- in %	Jun 30, 07	Jun 30, 08	+/- in %

Automotive, Industrial & Multimarket	77	106	38	189	268	42
Communication Solutions	(37)	(30)	19	(151)	(70)	54
Other Operating Segments	(2)	1	+++	(10)	(3)	70
Corporate and Eliminations	(25)	(6)	76	(51)	(23)	55

Total	13	71	+++	(23)	172	+++

(1)	Includes sales of €47 million and €8 million for the three months ended June 30, 2007 and 2008, respectively and of €146 million and €78 million for the nine months ended June 30, 2007 and 2008, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement.

(2)	Includes the elimination of sales of €57 million and €9 million for the three months ended June 30, 2007 and 2008, respectively, and of €166 million and €87 million for the nine months ended June 30, 2007 and 2008, respectively, primarily in connection with sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement, since these sales are not expected to be part of the Qimonda disposal plan.

	3 months ended
Net sales in Euro million	Mar 31, 08	Jun 30, 08	+/- in %

Automotive, Industrial & Multimarket	741	712	(4)
Communication Solutions	302	313	4
Other Operating Segments(1)	39	15	(62)
Corporate and Eliminations(2)	(33)	(11)	67

Total	1,049	1,029	(2)

	3 months ended
Infineon EBIT in Euro million	Mar 31, 08	Jun 30, 08	+/- in %

Automotive, Industrial & Multimarket	69	106	54
Communication Solutions	(29)	(30)	(3)
Other Operating Segments	—	1	+++
Corporate and Eliminations	(4)	(6)	(50)

Total	36	71	97

(1)	Includes sales of €34 million and €8 million for the three months ended March 31, 2008 and June 30, 2008, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement.

(2)	Includes the elimination of sales of €35 million and €9 million for the three months ended March 31, 2008 and June 30, 2008, respectively, primarily in connection with sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement, since these sales are not expected to be part of the Qimonda disposal plan.
Infineon Regional Sales Development

	3 months ended
Regional sales in %	Jun 30, 07	Mar 31, 08	Jun 30, 08

Germany	22%	23%	21%
Other Europe	22%	20%	20%
North America	14%	13%	12%
Asia/Pacific	35%	37%	41%
Japan	6%	5%	4%
Other	1%	2%	2%

Total	100%	100%	100%

Europe	44%	43%	41%

Outside-Europe	56%	57%	59%

Condensed Consolidated Balance Sheets

in Euro million	Sep 30, 07	Jun 30, 08

Assets
Current assets:
Cash and cash equivalents	1,073	408
Marketable securities	210	452
Trade accounts receivable, net	620	546
Inventories	598	670
Deferred income taxes	34	25
Other current assets	303	323
Assets held for disposal	5,653	2,958

Total current assets	8,491	5,382

Property, plant and equipment, net	1,462	1,305
Intangible assets, net	89	367
Long-term investments	24	30
Restricted cash	77	77
Deferred income taxes	446	419
Pension assets	60	55
Other assets	160	108

Total assets	10,809	7,743

in Euro million	Sep 30, 07	Jun 30, 08

Liabilities and shareholders’ equity
Current liabilities:
Short-term debt and current maturities	260	193
Trade accounts payable	596	465
Accrued liabilities	379	329
Deferred income taxes	10	9
Short-term pension liabilities	5	5
Other current liabilities	325	308
Liabilities held for disposal	1,898	2,049

Total current liabilities	3,473	3,358

Long-term debt	1,149	1,074
Pension liabilities	88	81
Deferred income taxes	23	10
Long-term accrued liabilities	22	21
Other liabilities	107	91

Total liabilities	4,862	4,635

Minority interests	1,033	649

Total shareholders’ equity	4,914	2,459

Total liabilities and shareholders’ equity	10,809	7,743

Condensed Consolidated Statements of Cash Flows

	3 months ended			9 months ended
in Euro million	Jun 30, 07	Mar 31, 08	Jun, 30, 08	Jun 30, 07	Jun 30, 08

Net cash provided by (used in) operating activities from continuing operations	50	16	146	(66)	270

Net cash provided by (used in) operating activities from discontinued operations	46	(109)	(154)	769	(422)

Net cash provided by (used in) operating activities	96	(93)	(8)	703	(152)

Net cash provided by (used in) investing activities from continuing operations	(49)	(167)	146	(27)	(722)

Net cash provided by (used in) investing activities from discontinued operations	(238)	(88)	82	(724)	(41)

Net cash provided by (used in) investing activities	(287)	(255)	228	(751)	(763)

Net cash provided by (used in) financing activities from continuing operations	50	(122)	(114)	(320)	(211)

Net cash provided by (used in) financing activities from discontinued operations	(49)	232	47	(343)	241

Net cash provided by (used in) financing activities	1	110	(67)	(663)	30

Net increase (decrease) in cash and cash equivalents	(190)	(238)	153	(711)	(885)

Effect of foreign exchange rate changes	(3)	(5)	(3)	(22)	(17)

Depreciation and amortization from continuing operations	150	135	134	464	410

Purchases of property, plant and equipment from continuing operations	(111)	(70)	(58)	(331)	(227)

Gross and Net Cash Position*
Infineon defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for US GAAP purposes are not considered to be “cash”, it reports its gross and net cash positions to provide investors with an understanding of the Company’s overall liquidity. The gross and net cash position is determined as follows from the condensed consolidated balance sheets, without adjustment to the US GAAP amounts presented:

*	Includes only amounts from continuing operations.

in Euro million	Jun 30, 07	Mar 31, 08	Jun 30, 08

Cash and cash equivalents	678	227	408
Marketable securities	212	623	452

Gross Cash Position	890	850	860

Less: short-term debt	236	188	193
long-term debt	1,008	1,191	1,074

Net Cash Position	(354)	(529)	(407)

Free Cash Flow*
Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. Free cash flow is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. The free cash flow is determined as follows from the condensed consolidated cash flow statements, without adjustment to the US GAAP amounts presented:

*	Includes only amounts from continuing operations.

	3 months ended			9 months ended
in Euro million	Jun 30, 07	Mar 31, 08	Jun 30, 08	Jun 30, 07	Jun 30, 08

Net cash provided by (used in) operating activities from continuing operations	50	16	146	(66)	270
Net cash provided by (used in) investing activities from continuing operations	(49)	(167)	146	(27)	(722)
Thereof: Purchases (sales) of marketable securities, net	(30)	93	(171)	(265)	246

Free cash flow	(29)	(58)	121	(358)	(206)

Employee Data	Jun 30, 07	Mar 31, 08	June 30, 08

Infineon (1)	29,555	29,539	29,356
Qimonda (2)	12,974	13,298	12,806

Total	42,529	42,837	42,162

(1)	Of the Infineon workforce, 5,823, 6,313 and 6,311, employees as of June 30, 2007, March 31, 2008, and June 30, 2008, respectively, were engaged in research and development.

(2)	Of the Qimonda workforce, 2,345, 2,531 and 2,437, employees as of June 30, 2007, March 31, 2008, and June 30, 2008, respectively, were engaged in research and development.

Infineon business highlights for the third quarter of the 2008 fiscal year
•	AIM: Infineon achieved global market leadership in industrial semiconductors in the 2007 calendar year. According to the latest study by the market research firm Semicast, Infineon is the world’s market leader in semiconductors for industrial applications, holding a 7.5 percent share of a total market of U.S. dollar 20 billion. Semicast forecasts the industrial market volume to grow to U.S. dollar 33 billion by 2013.

•	AIM: According to a recent market study conducted by the market research firm Strategy Analytics, Infineon had a 9.4 percent share of the total U.S. dollar 19.3 billion automotive semiconductor market in the 2007 calendar year, compared with the market leader’s share of 10.3 percent.

•	AIM: Several global players recognized Infineon’s excellent quality and supply of products and services. Continental AG, for example, the world’s fifth largest automotive supplier, awarded its ,,Supplier Performance Award”, the US-American automotive system supplier Stoneridge its ,,Zero PPM Award”, and Hitachi Cable its ,,Supplier Award”.
Energy efficiency
•	AIM: In April 2008, Infineon acquired the digital power company Primarion, headquartered in Torrance, California, to strengthen the company’s activities in the field of power management applications. Primarion is among the leaders in designing, manufacturing and marketing digital power ICs for computing, graphics, and communication applications.
•	AIM: Infineon achieved a design win at a major European automotive system supplier for its low-power MOSFET, the OptiMOS 40V, for use in cooling fans and water pump applications.
•	AIM: Infineon had design wins for its automotive power modules used to power hybrid electric vehicles (HEV) at the fifth largest Chinese and at a major European car manufacturer. Infineon supports this activity with its full range of competency comprising power semiconductors (IGBTs), sensors and microcontrollers.
•	AIM: Infineon had a major design win for barometric air pressure sensors for Asian diesel engine controllers with potential growth in Europe. In the future, semiconductor sensors will play an important role in engine management, contributing to reducing fuel consumption and the emission of pollutants.

Communications
•	COM: Infineon started volume shipments of the company’s HSDPA mobile phone platform XMM™6080, and the world’s first EDGE single-chip platform XMM™2060.
•	COM: Infineon introduced the XMM™61xx product family, its new generation 3G platform. On this platform, the company reduced the number of devices in the chipset from three to two and the component count of a typical platform by 50 percent. The family includes a single-die, low power 65 nanometer HSUPA/EDGE baseband and the Power Management Unit (PMU), the company’s single-die HSUPA/EDGE RF transceiver SMARTi™ UE, and the 3G protocol stack.
•	COM: Infineon introduced the VINETIC™-SVIP, the industry’s most integrated solution developed for next-generation Voice over IP (VoIP) access applications. The VINETIC-SVIP reduces the overall bill of material for VoIP systems by up to 40 percent and shrinks the line interface unit footprint by up to 30 percent compared to current solutions in the market.
•	COM: By combining Texas Instruments’ cable modem Puma 5 DOCSIS 3.0 with Infineon’s modem chipset DECT 6.0 / CAT-iq, the companies introduced a unified platform that supports both next-generation DECT cordless telephones, as well as legacy analog phones. The platform deploys VoIP services operating over DECT 6.0 cordless telephones and conforms to the latest DECT 6.0 / CAT-iq cordless telephony standards.
Security
•	AIM: The German Federal Ministry of the Interior and Infineon intensified their technology dialog in the field of identity documents. It is expected that the same security technology as used in electronic passports will also be implemented in the EU’s electronic ID cards. Governments and interior ministries in Germany, the UK, Poland, Italy, Spain and France have announced programs to this effect. The EU’s member states have a total population of almost 500 million people; the number of National ID cards currently in circulation is estimated at 380 million.
•	AIM: Besides other ID markets, Infineon is well positioned in India’s growing ID segment, having received its first purchase order for its smart health card project. India’s total available market for the smart health segment is estimated to be up to 60 million pieces over the next 5 years.

About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2007 fiscal year (ending September), the company reported sales of Euro 7.7 billion (including Qimonda sales of Euro 3.6 billion) with approximately 43,000 employees worldwide (including approximately 13,500 Qimonda employees). With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Infineon currently holds a 77.5 percent equity interest in Qimonda AG, a leading supplier of DRAM memory products. Qimonda is separately listed on the New York Stock Exchange under the ticker symbol “QI”.
D I S C L A I M E R
This discussion includes forward-looking statements about our future business. These forward-looking statements include statements relating to future developments in the world semiconductor market, including the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the continuing transitioning of our production processes to smaller structure sizes, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets, and any potential disposal of our interest in Qimonda. These forward-looking statements are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, the success of any corporate activities we may undertake with respect to our interest in Qimonda, as well as the other factors mentioned herein and those described in the “Risk Factors” section of the annual report of Infineon on Form 20-F filed with the U.S. Securities and Exchange Commission on December 7, 2007. As a result, our actual results could differ materially from those contained in the forward-looking statements. Infineon does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.
For the Finance and Business Press: INFXX200807.083e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Günter Gaugler	+49 89 234 28481	guenter.gaugler@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: July 25, 2008	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schroeter
Dr. Marco Schroeter
Member of the Management Board and Chief Financial Officer